

Mail Stop: 3561

November 8, 2017

<u>Via E-mail</u>
Tracey I. Joubert
Chief Financial Officer
Molson Coors Brewing Company
1801 California Street, Suite 4600
Denver, Colorado 80202

> **Re: Molson Coors Brewing Company**
> **Registration Statement on Form S-4**
> **Filed November 1, 2017**
> **File No. 333-221272**

Dear Ms. Joubert:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ruairi J. Regan, Staff Attorney, at (202) 551-3269 with any questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director
Office of Beverages,
Apparel and Mining

cc: Jason Day, Esq.
Perkins Coie LLP